UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69780

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLOBAL SHARES FINANCIAL SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Town Square Place, Suite 880
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTOPHER MEYERS	(212) 668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

150 3rd Avenue S, Suite #1400	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD LOPUSZNICK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLOBAL SHARES FINANCIAL SERVICES INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172958
Qualified in Richmond County
My Commission Expires 8/20/23

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Global Shares Financial Services Inc.

Report on Audit of Financial Statement and
Supplementary Information
For the Year Ended December 31, 2022

Global Shares Financial Services Inc.

Year Ended December 31, 2022

Contents

Financial Statement

pwc

Report of Independent Registered Public Accounting Firm

To Management and Stockholder of Global Shares Financial Services Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Global Shares Financial Services Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2023

We have served as the Company's auditor since 2022.

Global Shares Financial Services Inc.

Statement of Financial Condition

As of December 31, 2022

ASSETS	
Cash	$ 3,261,094
Restricted Cash - Special Reserve Account for the Exclusive Benefit of Customers	400,000
Due from Clearing Broker - Omnibus Accounts	1,397,782
Referral Revenue Receivables	67,197
Due from Customers	21,342
Clearing Broker Deposit and Receivables	130,858
Prepaid Expenses	18,259
Total Assets	$ 5,296,532
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Paybles to Customers	$ 1,467,420
Due to Affiliated Companies	194,787
Accounts Payable and Accrued Expenses	391,676
Total Liabilities	2,053,883
Commitments and Contingencies (Note 6)	
Common Stock	50
Additional Paid-In Capital	5,724,707
Accumulated Deficit	(2,482,108)
Total stockholder's equity	3,242,649
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,296,532

See Notes to Financial Statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Shares Financial Services Inc. (the "Company") is a wholly-owned subsidiary of Global Shares, PLC (the "Parent"). The Company is a registered broker-dealer, effective as of August 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

On August 11, 2022 JPMorgan Chase Holdings LLC acquired Global Shares PLC , a leading cloud-based provider of share plan management software and the ultimate parent of the Company. The goal is to provide companies and their employees with industry-leading share plan administration technology, executive financial services, and wealth management solutions and advice. Over time, this is expected to grow to include a full suite of workplace solutions bringing to bear the full power of the firm.

The company provides brokerage and custody services for the clients and share plan participants of the customers of the Parent and its Affiliates.

Pursuant to its Continuing Membership Application, The Company accepts customer cash and securities from participants in issuer stock and option purchase programs (share plans) which it holds in an Omnibus Clearing capacity with an unaffiliated broker dealer (the clearing firm). When participant securities vest, the assets are transferred to the Company's Omnibus account where a customer can decide to hold the securities or instruct the Company to sell the shares for which the Company earns a commission.

Additionally, The Company refers sale transactions in certain listed securities to other broker dealers. The Company's referals include issuers whose shares are listed on an exchange to facilitate employee share plan sales. The Company earns a fee, paid by the other broker dealers, for its referrals.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated entities, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. The parent intends to continue to provide financial support to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statement reflects all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Income taxes

The Company files a standalone U.S. federal tax return and is included in the consolidated state income tax returns filed by JPMorgan Chase. Pursuant to a state and local tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated state income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate state income tax return. Furthermore, JPMorgan Chase will reimburse the Company currently for state losses irrespective of whether the Company would utilize losses on a separate state return basis. The Company accounts for federal income taxes on a standalone basis and uses the separate return adjusted for benefits-for-loss allocation methodology to provide for state income taxes on all transactions recorded in the Financial Statement.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statement. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statement to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

Revenue recognition

Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns commissions from participants for facilitating sales of securities that the participants have received as part of their employer's share award program. The performance obligation is satisfied at the time the share is sold and the risks and rewards of ownership have been transferred from the participant. Commissions are determined based on an agreed upon percentage or fixed dollar amount based on the transaction size. Commissions which are collected by the clearing firm on a monthly basis are recorded on trade date and paid to the Company in the month subsequent to collection. Commission receivable, which is net of clearing expenses owed to the clearing firm, was $80,858 as of December 31, 2022 and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition.

Revenue recognition (continued)
The Company also earns revenues for referrals made to other broker-dealers for the facilitation of the sale of stock for certain employee stock option plans managed by an affiliated company. The performance obligation is satisfied at the time the referral is made and the other broker dealer executes the sale transaction. The Company has agreements with the other broker-dealers which stipulate the amount of referral revenue that will be earned on each referred sale transaction. Revenues are earned on a trade date basis which is at the time transactions occur.

The Company records a monthly accrual for amounts earned which are paid in the subsequent month. Referral revenue receivables were $67,197 as of December 31, 2022.

All receivables are recorded without bearing interest. The Company may book an allowance for doubtful accounts to the extent it concludes receivables will not be collected. At December 31, 2022, the Company had no allowance for doubtful accounts.

Cash and Restriced Cash
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The company held no cash equivalents at December 31, 2022.

The Company maintains cash with a single financial institution located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

In accordance with FINRA Customer Protection Rule 15c3-3 the Company calculates weekly, as of the close of the last business day of the week, and deposits, as necessary, into the Special Reserve Account for the Exclusive Benefit of Customers no later than one hour after the opening of banking business on the second following business day. There were no withdrawals or deposits to the Special Reserve Account for the Exclusive Benefit of Customers during 2022. As of December 31, 2022, Cash and Restricted Cash were as follows:

	2022
Cash	$3,261,094
Restricted Cash	400,000
Cash and Restricted Cash	$3,661,094

Clearing deposit
The Company maintains a clearing deposit with its clearing broker. As of December 31, 2022 the Company maintained a clearing deposit of $50,000 which was required by the clearing broker and is included in Clearing Broker Deposit and Receivables on the Statement of Financial Condition.

3. RELATED PARTY TRANSACTIONS

Through two expense sharing agreements with Global Shares Inc. and Global Shares Ireland Limited (the "Affiliates"), the Company is allocated certain operating expenses such as, salaries, rent, contractor costs and shared operations services. Additionally, for the year ended December 31, 2022, the Affiliates paid or will pay certain Company direct expenses on its behalf. As of December 31, 2022, the Company had a $194,786 payable balance, which is non-interest bearing, due to the Affiliates.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits at December 31, 2022 was $1,397,782. At December 31, 2022, the Company had net capital, as defined, of $3,132,184, which exceeded the required minimum net capital of $250,000 by $2,882,184.

5. INCOME TAXES

The current and deferred components of the income tax expense, for the year ended December 31, 2022 are as follows:

	Current	Deferred	Total
Federal	-	-	-
State and local	7,278	-	7,278
Total	7,278	-	7,278

A reconciliation of the applicable statutory U.S. income tax rate and the Company's income tax expense is show in the following table:

	Year Ended December 31, 2022
Statutory U.S. income tax expense/(benefit)	$ (235,592)
Increase/(decrease) due to:	
State and local taxes, net of U.S. federal income tax benefit	7,278
Valuation Allowance	283,000
Other	(47,408)
Income tax expense	$ 7,278

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2022, the Company had a net deferred tax asset before valuation allowance of $633,000. The significant components of the deferred tax asset, as of the balance sheet date, relates primarily to net operating losses, which are offset by a valuation allowance. As of December 31, 2022, management has determined that it is more likely than not that the Company will not realize its deferred tax assets.

A valuation allowance of $633,000 is recorded as of December 31, 2022. Since December 31, 2021, the valuation allowance increased by $283,000.

For the year ended December 31, 2022, on a pre-tax basis, the Company has federal net operating losses of $2,393,000, a small amount of which expires in 2027, with the remaining amount not subject to expiration. The Company also has state net operating losses of approximately $1,704,000 that begin to expire in 2027.

At December 31, 2022, the Company has no unrecognized tax benefits.

The Company's US federal corporate income tax returns for the tax years ending on or after December 31, 2019 remain open to examination. The Company's New Jersey and California income tax returns for the tax years ending on or after December 31, 2018 remain open to examination.

6. COMMITMENTS AND CONTINGENCIES

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of December 31, 2022.

The Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in our business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2022, through March 1, 2023, the date of the report and determined that there are no material events that would require disclosures in the Company's financial statement.